Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

October 11, 2019

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Bartz:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 228 (“PEA 228”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 229 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on August 8, 2019, with respect to the Emerald Select trueMLP Strategy Fund (the “Fund”).

In connection with this response letter, and on or around October 22, 2019, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “New PEA”), which is expected to include (i) changes to PEA 228 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided August 13, 2019 to PEA 228, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 228.

Staff Comments:

1.	Staff Comment: Please include, as an exhibit to the Rule 485(b) post-effective amendment, a legality of shares opinion for the Fund.

Registrant’s Response: Comment complied with. The New PEA will include a legality of shares opinion from Fund counsel.

2.	Staff Comment: Please clarify if the name of the Fund is the “Emerald Select trueMLP Strategy Fund” or the “Emerald Select pureMLP Strategy Fund” and revise as necessary.

Registrant’s Response: The name of the Fund is the Emerald Select trueMLP Strategy Fund and the filing has been revised accordingly.

3.	Staff Comment: Please provide a completed fees and expenses table, as well as expense examples, in EDGAR correspondence as soon as possible prior to the filing of the Rule 485(b) post-effective amendment.

Registrant’s Response: Comment complied with. The Registrant notes that it has previously responded to this comment via EDGAR correspondence filed with the Commission on October 8, 2019, which included a completed fees and expenses table as well as expense examples.

4.	Staff Comment: The last sentence in footnote 1 to the Fund’s fees and expenses table appears to indicate that some or all of the management fee shown in the table is based on the presence of fee waivers. If this is correct, please move such waivers to the “Fee Waiver and Expense Reimbursement” line item. Otherwise, please clarify.

Registrant’s Response: Comment complied with. The Registrant notes that it has previously responded to this comment via EDGAR correspondence filed with the Commission on October 8, 2019.

5.	Staff Comment: “CFC," when referenced in the following comments, includes any subsidiary(ies) of the CFC.

•	Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.
•	Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined.
•	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

•	Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.
•	Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.
•	Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.
•	Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Registrant’s Response: Comment complied with. The Registrant will state in the New PEA, in substance, that:

•	The Fund seeks to comply with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary (as such term is defined in the New PEA);

•	The investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act;

•	The Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17 of the Investment Company Act);

•	MUFG Union Bank, N.A. will serve as the Subsidiary’s custodian;

•	The Fund has not obtained and does not expect to request a private letter ruling from the IRS regarding undistributed income derived from the Subsidiary, and the Fund intends to treat income from its Subsidiary as qualifying income based on advice of counsel and the reasoning underlying private letter rulings issued to other taxpayers.

In addition, the Registrant will, in the New PEA:

•	Disclose any of the Subsidiary’s principal investment strategies or principal risks to the extent those are determined to constitute principal investment strategies or risks of the Fund;

•	Include the agreement between the Subsidiary and the Adviser as an exhibit to the New PEA.

Finally, the Registrant confirms supplementally that the financial statements of the Subsidiary will be consolidated with those of the Fund. In addition, the Registrant confirms that (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

With respect to the “Management Fees” line item in the Prospectus, the Registrant notes that the Fund’s management fee payable to the Adviser is contractually structured to be 0.68% less amounts payable to the Adviser by the Subsidiary, and as this is not a waiver nor reimbursement, the Registrant consequently believes that the fees and expenses table previously filed via EDGAR correspondence is accurate and appropriate.

6.	Staff Comment: Please confirm that the Expense Agreement described in footnote 3 to the Fund’s fees and expenses table will be in effect for one year from the effective date of this filing. Please also enclose the Expense Agreement as an exhibit to the registration statement.

Registrant’s Response: Comment complied with. The Registrant notes that it has previously responded to this comment via EDGAR correspondence filed with the Commission on October 8, 2019.

7.	Staff Comment: Footnote 3 to the Fund’s fees and expenses table states that “…the Fund will not be obligated to pay any such deferred fees and expense more than three years after the date on which the fees and expenses were deferred.” From an accounting perspective, deferred fees and expenses may need to be included in the Fund’s balance sheet. Please consider if the use of “deferred” is appropriate and revise the disclosure as necessary.

Registrant’s Response: Comment complied with. The Registrant notes that it has previously responded to this comment via EDGAR correspondence filed with the Commission on October 8, 2019.

8.	Staff Comment: Please confirm supplementally if the Fund can invest in foreign and emerging market securities. If yes, please disclose in the Fund’s principal investment strategies section and provide associated risk disclosure.

Registrant’s Response: Based on information provided by the Adviser to the Fund, the Registrant confirms that the Fund may indirectly invest in foreign and emerging market securities through the Subsidiary. In connection therewith, and as discussed in further detail in the response to Comment No. 12 below, the Registrant will state that the Subsidiary may invest in equity securities of U.S. issuers and non-U.S. issuers (which may include issuers in emerging markets).

The Registrant will also add the following disclosures as principal risks of the Fund:

“Foreign Securities Risk. The Fund may invest, directly or indirectly through the Subsidiary, in securities of foreign issuers. Foreign investments can involve significant risks in addition to the risks inherent in U.S. investments. Such risks include adverse political and economic developments or social instability; the imposition of foreign withholding taxes or exchange controls; expropriation or nationalization; currency blockage (which could prevent cash from being brought back to the United States); the impact of exchange rate and foreign currency fluctuations on the market value of foreign securities; more limited availability of public information regarding security issuers; the degree of governmental supervision regarding securities markets; different accounting, auditing and financial standards; and difficulties in enforcing legal rights (particularly with regard to depository receipts in which the holders may not have the same rights as shareholders).

Emerging Markets Risk. To the extent that the Fund or Subsidiary invests in issuers located in emerging markets, the risk of loss may be heightened by political changes and changes in taxation or currency controls that could adversely affect the values of these investments. Emerging markets have been more volatile than the markets of developed countries with more mature economies.”

9.	Staff Comment: The Fund’s principal investment strategies section states that, “[u]nder normal circumstances, the Emerald Select trueMLP Strategy Fund (the “Fund”) will seek to achieve its investment objective by investing up to 25% of its net assets, plus any borrowings for investment purposes, in exchange-traded master limited partnership (“MLP”) securities.” Under Rule 35d-1, the Fund would be required to invest at least 80% of its assets in MLPs. Please revise the principal investment strategies section to meet the requirements of Rule 35d-1.

Registrant’s Response: The Registrant does not believe that the Fund’s name is subject to Rule 35d-1. The Fund’s name is intended to suggest that the Fund is following a particular strategy, namely one in which the Fund seeks exposure to certain industries through direct investments in master limited partnerships combined with indirect exposure through other avenues (such as the total return swap held by the Subsidiary).

The Registrant further believes that the Fund’s name is specifically intended to distinguish the Fund’s strategy from other funds that include the reference to MLPs in their name without referring to a “strategy” (thus signaling a more significant level of direct investment in MLPs than the Fund intends to pursue). The Registrant believes this approach is consistent with the Staff’s guidance on Rule 35d-1 insofar as investment strategies are identified or alluded to in a Fund’s name.1

The Registrant notes that a similar rationale appears to be operating in the names of certain other open-end mutual funds which do not purport to be subject to Rule 35d-1, including for example the Goldman Sachs Commodity Strategy Fund (GSCAX), Fidelity Commodity Strategy Fund (FIHTX), and Putnam Panagora Managed Futures Strategy Fund (PPMFX).

10.	Staff Comment: Please disclose the Fund’s market capitalization policy, if any, in the Fund’s principal investment strategies section, and include relevant risks, if any.

Registrant’s Response: Comment complied with. The Registrant will include language in the Fund’s principal investment strategy disclosure clarifying that the Fund may invest in equity securities of issuers of any market capitalization. In connection therewith, the Fund will also include the following principal risk disclosure:

“Small and Medium Capitalization Stocks: Investment in securities of small or medium-sized companies presents greater investment risks than investing in the securities of larger companies. These risks include greater price volatility, greater sensitivity to changing economic conditions, and less liquidity than the securities of larger, more mature companies.”

11.	Staff Comment: Please disclose the Fund’s credit quality and maturity policies in the Fund’s principal investment strategies section, and include relevant risks, if any. Please include “junk bonds” to describe any below investment grade issuers.

[1]	See, e.g., Frequently Asked Questions About Rule 35d-1 (Dec. 4. 2001) at Question 8 (the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment, and is not subject to the rule).

Registrant’s Response: Based on information provided by the Fund’s Adviser, the Registrant notes that the Fund will not invest in below-investment-grade instruments. To the extent the Fund has exposure to fixed-income securities, it is not expected that the Fund’s investment will focus on any particular credit quality or maturity.

12.	Staff Comment: Please describe the Subsidiary’s investment strategy in the Fund’s principal investment strategies section, and include relevant risks, if any.

Registrant’s Response: Comment complied with. The Registrant will revise the existing disclosure in the Fund’s principal investment strategy section to state the following:

“The Subsidiary, which will also be managed by the Adviser and by the Sub-Adviser, is expected to invest primarily in one or more total return swaps, the reference asset for which will be indices of MLPs. In addition to the total return swap, the Subsidiary is expected to hold cash, cash equivalents, and equity securities of U.S. issuers and non-U.S. issuers (which may include issuers in emerging markets) (newly-added language in italics).”

13.	Staff Comment: Please confirm supplementally whether derivatives are used to determine the Fund’s compliance with its 80% investment policy in accordance with Rule 35d-1 under the 1940 Act. If derivatives are included for purposes of the 80% test, please confirm that the Fund uses the derivative’s market value and not the notional value.

Registrant’s Response: Although the Registrant does not believe the Fund is subject to an 80% investment requirement under Rule 35d-1, the Registrant does confirm supplementally that the Fund would use the market value of a derivative instrument for purposes of assessing compliance with any investment minimums imposed by Rule 35d-1.

14.	Staff Comment: Please disclose in a footnote to the Fund’s fees and expenses table the cost of investing in swaps. If possible, please also include an estimate of such costs in the same footnote.

Registrant’s Response: Comment complied with. The Registrant notes that it has previously responded to this comment via EDGAR correspondence filed with the Commission on October 8, 2019.

15.	Staff Comment: The Fund’s principal investment strategies section states, “[t]he Subsidiary is subject to the oversight of an independent director who is not a member of the Fund’s board.” Please explain that the Fund’s Board of Trustees is ultimately responsible for overseeing the operation of the Subsidiary.

Registrant’s Response: Comment complied with. The Registrant will include the following disclosure in the Fund’s item 9 disclosures: “As the Fund is the sole owner of the Subsidiary, the Fund’s Board of Trustees ultimately oversees the operation of the Subsidiary.”

16.	Staff Comment: The Staff notes that the Fund’s principal risks section refers to investments in the infrastructure sector, and in the energy sector and energy-infrastructure sector. Please consider revising the disclosure to include a consistent sector reference throughout.

Registrant’s Response: Comment complied with. The Registrant will delete references to “infrastructure-related companies” or the equivalent and where appropriate replace those with references to “energy infrastructure” instead.

17.	Staff Comment: Please consider combining the “Concentration Risk – Infrastructure Related Companies” and “Energy and Infrastructure Industry MLP Risk” sections as they contain substantially similar disclosure.

Registrant’s Response: Comment complied with. The Registrant will combine the above-referenced disclosures and will instead include the following as a principal risk factor:

“Concentration Risk – Energy Infrastructure Companies. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly. The Fund expects to invest 25% or more of its assets, directly or indirectly through derivatives held by the Subsidiary, in the energy infrastructure industry. Any market price movements, regulatory or technological changes, or economic conditions affecting energy infrastructure companies may have a significant impact on the Fund’s performance. In particular, energy infrastructure companies can be affected by general or local economic conditions and political developments, changes in regulations, environmental problems, casualty losses, and changes in interest rates. Additional risks inherent in energy infrastructure companies include, but are not limited to: risks associated with sustained declines in demand for crude oil, natural gas and refined petroleum products, construction risk, acquisition risk, changes in the regulatory environment or other regulatory exposure, weather risk, risks associated with terrorist activity and interest rate risks.”

18.	Staff Comment: Please revise the disclosure regarding the Fund’s concentration policy to be consistent throughout the Prospectus and SAI.

Registrant’s Response: Comment complied with. Please see the revised disclosure referenced in Comment Response No. 17.

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP